December 22, 2011

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention:         Peggy Kim, Special Counsel

Re:	Advanced Analogic Technologies Incorporated Schedule 14D-9

Filed December 9, 2011

File No. 5-81524

Dear Ms. Kim:

On behalf of our client, Advanced Analogic Technologies Incorporated (“AATI” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 20, 2011 (the “Comment Letter”), relating to the above referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). In response to the comments set forth in the Comment Letter, the Schedule 14D-9 is being amended and AATI is filing Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”) with this response letter.

For your convenience, we have enclosed a marked copy of Amendment No. 1 with this letter, which shows changes from the Schedule 14D-9 as filed on December 9, 2011. We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean AATI or its advisors, as the context indicates.

Schedule 14D-9

Item 4. The Solicitation or Recommendation.

1.	We note the AATI Board’s recommendation that AATI stockholders accept the offer and tender their shares. In light of AATI’s failure to file a periodic report on Form 10-Q for the quarterly period ending September 30, 2011, please provide your analysis of how security holders have sufficient information upon which to make their investment decision in this tender offer.

AATI Response:

The financial results of the Company for the quarterly period ending September 30, 2011 were disclosed in a press release dated November 9, 2011 and included in the Company’s Current Report on Form 8-K filed on November 9, 2011. AATI does not expect any material changes to the previously published financial results. As such, AATI believes that its stockholders have not been deprived of any material information upon which to make their investment decision.

The failure of AATI to file a periodic report on Form 10-Q for the quarterly period ending September 30, 2011 is related to an internal investigation of accounting practices by the audit committee

Securities and Exchange Commission

December 22, 2011

(the “Audit Committee”) of the Company’s board of directors (the “Board”). In the arbitration proceeding with Skyworks Solutions, Inc. (“Skyworks”), Skyworks alleged that AATI had inappropriately recognized revenue in its financial statements. As a result, the Audit Committee determined that it would conduct an internal investigation of the alleged practices. After the settlement of the arbitration proceedings, Skyworks’ public statement that the claims were insignificant in light of the overall value of the transaction, and the preliminary findings of the audit committee that there was no evidence of any improprieties, the Audit Committee is now seeking to conclude its investigation in an expeditious manner, after which AATI will promptly file its report on Form 10-Q for the quarterly period ending September 30, 2011.

2.	Please revise the “Background of the Offer” section to disclose the substance of Section 5.3(b) of the Amended Merger Agreement. In this regard, please also revise to discuss the parties’ reasons for including this new provision.

AATI Response:

In response to the Staff’s comment, we have revised the “Background of the Offer” section to disclose the substance of Section 5.3(b) of the Amended Merger Agreement and the parties’ reasons for including this new provision.

3.	Refer to your discussion of the Board’s recommendation starting on page 25. Please address whether the Board considered the lack of a Skyworks stock component to be a possible negative factor to the new cash only offer.

AATI Response:

In response to the Staff’s comment, we have revised the discussion of the Board’s recommendation to address the Board’s consideration of the lack of a Skyworks stock component to be a possible negative factor to the new cash only offer.

4.	We note the reference to presentations made by AATI management and the consideration given to the earlier opinion provided by Needham & Company, dated May 26, 2011. Advise us as to what consideration has been given to summarizing your discussions with AATI management and the financial advisor in greater detail and attached any written analyses or presentation materials considered by the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

AATI Response:

Given the pace of developments and the dynamic nature of the arbitration proceedings, there were no discussions between AATI management and its financial advisor in connection with the settlement of the arbitration proceedings and the amendment of the merger agreement, and there were no written analyses or presentation materials provided by AATI’s financial advisor that were considered by the Board.

Securities and Exchange Commission

December 22, 2011

Cautionary Note Regarding Forward-Looking Statements, page 35.

5.	We note your reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

AATI Response:

The Company respectfully acknowledges the Staff’s comment and will refrain from referring to the safe harbor provisions in any future press releases or other communications relating to the tender offer.

* * * *

In addition, as requested in the Comment Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (650) 493-9300. You may also contact me via facsimile at (650) 493-6811.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark L. Reinstra

Mark L. Reinstra

cc:	Joseph Hollinger, General Counsel
Advanced Analogic Technologies Incorporated